Level Brands, Inc.
4521 Sharon Road, Suite 407
Charlotte, NC 28211

Telephone (704) 362-6345

Mail stop 4631

'CORRESP'

October 26, 2017

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:
Pamela A. Long, Assistant Director

Edward M. Kelly, Special Counsel

Melinda J. Hooker, Staff Accountant

Anne M. McConnell, Staff Accountant

Re:
Level Brands, Inc. (the "Company")

Offering Statement on Form 1-A

Amendment No. 2

Filed October 23, 2017

File No. 24-10742

Ladies and Gentlemen:

In furtherance to the staff's oral comment on October 19, 2017 issued pursuant to an email from Mr. Kelly on that date, on October 23, 2017, the Company filed Amendment No. 2 to the Form 1-A, which such amendment contained additional language on the cover part of the offering circular contained in Part II in response to such oral comment.

The Company has been advised that the Financial Industry Regulatory Authority (“FINRA”) has informed the staff that it has no objections to the compensation arrangements for this offering, which is based on information and documents submitted to FINRA to date. Accordingly, and in accordance with the staff's advice in its letter dated October 2, 2017, the Company respectfully requests that the aforementioned Offering Statement be qualified as soon as possible.

Thank you.

Sincerely,

/s/ Mark S. Elliott
Mark S. Elliott
Chief Financial Officer

cc:
Brian A. Pearlman, Esq.

Leslie Marlow, Esq.